January 7, 2005

Mail Stop 03-06

Atul Anandpura
Chief Executive Officer
E.Digital Corporation
13114 Evening Creek Drive South
San Diego, California 92128

	Re:	E.Digital Corporation
		Registration Statement on Form S-3
		Supplemental Letter submitted January 6, 2005
		File No. 333-121546

Dear Mr. Anandpura:

	We have reviewed your response to our December 30, 2004 comments. Please note that Form S-3 General Instruction I.B.4(a)(3)
applies to registration statements filed to register conversion transactions. By contrast, your filing appears to be registering shares for resale by selling stockholders. Therefore, we reissue our
December 30 comment.

	If you have any questions, please call Eduardo Aleman at
(202)
824-5661.


								Sincerely,



								Russell Mancuso
								Branch Chief


cc (via facsimile):  Curt C. Barwick, Esq.



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Atul Anandpura
December 30, 2004
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